UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

ServiceSource International, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

81763U100
(CUSIP Number)

Jonathan Brolin
Edenbrook Capital, LLC
2 Depot Plaza
Bedford Hills, NY 10507
(914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 81763U100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,470,275
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,470,275
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,470,275
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.04%
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

SCHEDULE 13D

CUSIP No. 81763U100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edenbrook Long Only Value Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,199,458
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,199,458
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,199,458
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.67%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 81763U100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,470,275
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,470,275
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,470,275
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.04%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

The statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.0001 (the “Common Stock”), of ServiceSource International, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 717 17th Street, 5th Floor, Denver, Colorado 80202.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed jointly by (i) Edenbrook Capital, LLC (“Edenbrook”), a New York limited liability company, as the investment manager to certain private investment funds, with respect to Common Stock owned by such private investment funds, (ii) Edenbrook Long Only Value Fund, LP (the “Fund”), a Delaware limited partnership, with respect to Common Stock owned by such private investment fund and (iii) Jonathan Brolin (“Mr. Brolin”), a United States citizen and the principal of Edenbrook with respect to the Common Stock owned by such private investment funds (collectively, the “Reporting Persons”).

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The business address of Mr. Brolin and Edenbrook is 2 Depot Plaza, Bedford Hills, New York 10507.

(c)

The principal occupation of Edenbrook is to serve as the investment adviser of the Fund and certain other private investment funds. The principal occupation of the Fund is to invest in securities. Mr. Brolin’s principal occupation or employment is acting as a private investor. Mr. Brolin is the Managing Member of Edenbrook and, as such, is in the position to determine the investment and voting decisions made by Edenbrook.

(d)	The Reporting Persons have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Edenbrook is a New York limited liability company. The Fund is a Delaware limited partnership. Mr. Brolin is a United States citizen.

Item 3.	Source and Amount of Funds or Other Considerations

Shares reported represent 7,470,275 shares of the Common Stock of the Issuer.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $7,572,407. The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired their Shares of the Issuer for investment.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value.

The Reporting Persons continually evaluate their investment in the Common Stock and may in the future seek to acquire additional Shares or to dispose of all or a portion of the Common Stock beneficially owned by them. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise. In addition, the Reporting Persons may enter into hedging or derivative transactions with respect to the securities of the Issuer, including Common Stock beneficially owned by them. Any determination to acquire or dispose of securities of the Issuer will depend on a number of factors, including the Issuer’s business and financial position and prospects, other developments concerning the Issuer, the price levels of the Common Stock, general market and economic conditions, the availability of financing and other opportunities available to the Reporting Persons.

Except as set forth herein, no Reporting Person has any present plan or proposal which would relate to or would result in any of the matters set forth in subparagraphs (a)- (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)

As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 7,470,275 shares of Common Stock, constituting 8.04% of the shares of Common Stock, based upon 92,934,876 shares of Common Stock outstanding as of February 20, 2019, based on the information set forth in the Annual Report on form 10-K filed by the Issuer on February 28, 2019.

(b)

Edenbrook has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 7,470,275 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 7,470,275 shares of Common Stock.

Mr. Brolin has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 7,470,275 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 7,470,275 shares of Common Stock.

(c)	The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Schedule A. All such transactions were carried out in open market transactions.

(d)

No person other than the Reporting Persons and the private investment funds advised by Edenbrook are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Fund and the other private investment funds advised by Edenbrook.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13 D and is incorporated by reference herein.

The reporting persons are short 2,500 put option contracts expiring in 2019, which provide that the Reporting Persons will be required to purchase additional shares of Common Stock if the counterparty thereto exercises such put options.

Except as described in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated April 23, 2019

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 23, 2019
Dated

EDENBROOK CAPITAL, LLC

/s/ Jonathan Brolin
Name:	Jonathan Brolin
Title:	Managing Member

EDENBROOK LONG ONLY VALUE FUND, LP

By:	Edenbrook Capital Partners, LLC
Its General Partner

/s/ Jonathan Brolin
Name:	Jonathan Brolin
Title:	Managing Member

/s/ Jonathan Brolin
JONATHAN BROLIN

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: April 23, 2019

EDENBROOK CAPITAL, LLC

/s/ Jonathan Brolin
Name:	Jonathan Brolin
Title:	Managing Member

EDENBROOK LONG ONLY VALUE FUND, LP
By:	Edenbrook Capital Partners, LLC
Its General Partner

/s/ Jonathan Brolin
Name:	Jonathan Brolin
Title:	Managing Member

/s/ Jonathan Brolin
JONATHAN BROLIN

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2019-02-25	50,000	0.9879
2019-02-25	12,417	0.9812
2019-02-25	21,130	0.9800
2019-02-26	17,643	0.9700
2019-02-26	14,946	0.9677
2019-02-26	44,588	0.9756
2019-02-26	20,000	0.9700
2019-02-27	40,000	0.9645
2019-02-27	8,924	0.9576
2019-02-27	20,000	0.9648
2019-02-27	20,000	0.9599
2019-02-28	20,000	0.9500
2019-02-28	21,500	0.9288
2019-03-04	1,800	0.9820
2019-03-07	38,445	1.0069
2019-03-08	25,000	0.9700
2019-03-08	30,000	0.9861
2019-03-08	98,007	0.9809
2019-03-11	128,181	1.0000
2019-03-12	15,000	0.9888
2019-03-12	13,389	0.9877
2019-03-13	7,386	0.9882
2019-03-13	6,662	0.9892
2019-03-14	17,614	0.9781
2019-03-14	20,000	0.9639
2019-03-14	20,000	0.9838
2019-03-14	60,000	0.9806
2019-03-14	20,000	0.9698
2019-03-14	33,300	0.9850
2019-03-18	11,494	0.9840
2019-03-19	14,000	0.9592
2019-03-19	63,541	0.9666
2019-03-19	25,755	0.9668
2019-03-19	5,000	0.9575
2019-03-20	20,000	0.9480
2019-03-20	20,000	0.9485
2019-03-20	40,305	0.9487
2019-03-20	40,000	0.9487
2019-03-20	20,000	0.9484
2019-03-20	39,965	0.9484
2019-03-20	25,000	0.9400
2019-03-21	40,000	0.9319
2019-03-21	20,000	0.9350
2019-03-21	20,000	0.9300
2019-03-21	29,695	0.9253
2019-03-22	55,000	0.9017
2019-03-25	45,000	0.8712
2019-03-25	20,000	0.8650
2019-03-25	17,100	0.8583
2019-03-25	20,000	0.8593
2019-03-25	25,000	0.8592
2019-03-25	25,000	0.8804
2019-03-26	6,450	0.8569

Trade Date	Shares Purchaed (Sold)	Price Per Share ($)
2019-03-27	300	0.8500
2019-03-27	6,450	0.8520
2019-03-27	500	0.8500
2019-03-27	25,455	0.8499
2019-03-27	25,000	0.8506
2019-03-28	3,000	0.8926
2019-03-28	9,920	0.8835
2019-04-01	17,041	0.8884
2019-04-02	7,960	0.8889
2019-04-02	22,706	0.8841
2019-04-03	21,000	0.8953
2019-04-08	10,000	0.9071
2019-04-11	21,700	0.9140
2019-04-11	7,669	0.9076
2019-04-12	12,331	0.9057
2019-04-12	12,488	0.9015
2019-04-15	11,985	0.8963
2019-04-16	2,100	0.8900
2019-04-16	250,000	0.9100
2019-04-17	1,000	0.9000
2019-04-18	200	0.8900
2019-04-18	595,892	0.8800
2019-04-18	9,000	0.8993
2019-04-18	5,000	0.8991
2019-04-22	8,283	0.9000
2019-04-22	2,373,788	0.9000